UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CERULEAN PHARMA INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

15708Q105

(CUSIP Number)

Polaris Partners 1000 Winter Street, Suite 3350 Waltham, MA 02451	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 850 Winter Street Waltham, MA 02451 Attn: Jay K. Hachigian, Esq. (781) 890-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15708Q105

1.	Names of Reporting Persons. Alan Crane
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,819,404[1] shares, of which (i) Alan Crane (“Crane”) owns 94,434 shares directly (17,233 shares are options to purchase shares of Common Stock), (ii) 1,410,992[2] shares are directly owned by Polaris Venture Partners IV, L.P. (“PVP IV”), (iii) 26,449[3] shares are directly owned by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV”), (iv) 3,172,258[4] shares are directly owned by Polaris Venture Partners V, L.P. (“PVP V”), (v) 61,824[5] shares are directly owned by Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”), (vi) 21,727[6] shares are directly owned by Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”) and (vii) 31,720[7] shares are directly owned by Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”), except that Flint, a managing member of Polaris Venture Management Co. IV, L.L.C. (“PVM IV”) (which is the general partner of PVP IV and PVPE IV) and Polaris Venture Management Co. V, L.L.C. (“PVM V”) (which is the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM IV and PVM V, may be deemed to have shared power to vote these shares, Alan G. Spoon (“Spoon”), a managing member of PVM IV, may be deemed to have shared power to vote certain of these shares and Crane, a holder of an assignee interest in PVM IV and PVM V, may be deemed to have shared power to vote these shares.

8.

Shared Voting Power

4,724,970, see response to row 7, except that 77,201 shares of common stock and 17,233 shares of common stock issuable upon the exercise of options exercisable within 60 days after February 28, 2014 are directly held by Crane.

9.

Sole Dispositive Power

4,819,404[1] shares, of which (i) Crane owns 94,434 shares directly (17,233 shares are options to purchase shares of Common Stock), (ii) 1,410,992[2] shares are directly owned by PVP IV, (iii) 26,449[3] shares are directly owned by PVPE IV, (iv) 3,172,258[4] shares are directly owned by PVP V, (v) 61,824[5] shares are directly owned by PVPE V, (vi) 21,727[6] shares are directly owned by PVPFF V and (vii) 31,720[7] shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM IV and PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV and PVM V, may be deemed to have shared power to dispose of these shares, Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of certain of these shares and Crane, a holder of an assignee interest in PVM IV and PVM V, may be deemed to have shared power to dispose of these shares.

10.

Shared Dispositive Power

4,724,970, see response to row 9, except that 77,201 shares of common stock and 17,233 shares of common stock issuable upon the exercise of options exercisable within 60 days after February 28, 2014 are directly held by Crane.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,819,404 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.3% (1)
14.	Type of Reporting Person (See Instructions) IN

[1]	Based on 4,771,739 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 30,432 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person and 17,233 shares of common stock issuable upon the exercise of options exercisable within 60 days after February 28, 2014.
[2]	Based on 1,405,750 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 5,242 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.
[3]	Based on 26,351 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 98 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.
[4]	Based on 3,148,044 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 24,214 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.
[5]	Based on 61,353 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 471 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.
[6]	Based on 21,562 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 165 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.
[7]	Based on 31,478 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect 242 shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.

CUSIP No. 15708Q105

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Cerulean Pharma Inc. (the “Issuer”). The Issuer’s principal executive office is located at 850 Memorial Drive, Cambridge, MA 02139.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Alan Crane pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “Reporting Person”).

(b)-(c) The Reporting Person is a director of the Issuer and the holder of an assignee interest in PVM IV, which is the sole general partner of PVP IV and PVPE IV, and PVM V, the sole general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, and a director of the Issuer.

The principal business address of the Reporting Person is c/o Polaris Partners, 1000 Winter Street, Suite 3350, Waltham, Massachusetts, 02451.

(d)–(e) During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On April 10, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-194442) in connection with its initial public offering of 8,500,000 shares of Common Stock was declared effective.

CUSIP No. 15708Q105

In a number of transactions, PVP IV, PVPE IV, PVP V, PVPE V, PVPFF V and PVPSFF V (collectively, the “Polaris Funds”) acquired shares of Seed Convertible Preferred Stock convertible into 181,399 shares of Common Stock, Series A Convertible Preferred Stock convertible into 355,307 shares of Common Stock, Series B Convertible Preferred Stock convertible into 184,314 shares of Common Stock, Series B-1 Convertible Preferred Stock convertible into 468,263 shares of Common Stock, shares of Series C Convertible Preferred Stock convertible into 655,512 shares of Common Stock, shares of Series D Convertible Preferred Stock convertible into 592,665 shares of Common Stock, warrants that were convertible into 441,528 shares of Series C Convertible Preferred Stock which are convertible into 30,432 shares of Common Stock at any time until November 12, 2017, 7% Convertible Promissory Notes issued on August 13, 2013, which are convertible into 385,435 shares of Common Stock and 7% Convertible Promissory Notes issued on February 14, 2014, which are convertible into 401,061 shares of Common Stock, all for an aggregate purchase price of $34,336,805 (collectively, the “Pre-IPO shares”). The Pre-IPO shares converted into Common Stock or warrants to purchase Common Stock upon the closing of the offering.

On April 15, 2014, PVP V, PVPE V, PVPFF V and PVPSFF V purchased 1,470,582 newly-issued shares of Common Stock (the “IPO Shares”) for an aggregate purchase price of $10,294,074.

The Polaris Funds obtained the amounts required for all purchasers of Pre-IPO shares and IPO Shares from their working capital.

The Reporting Person holds 77,201 shares of common stock and 17,233 shares of common stock issuable upon the exercise of options exercisable within 60 days after February 28, 2014.

Item 4. Purpose of Transaction.

Each of the Polaris Funds purchased additional Common Stock of the Issuer for investment purposes. The Reporting Person, a director of the Issuer, holds certain voting powers with respect to the reportable securities owned by the Polaris Funds, but except as otherwise described in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 19,014,563 shares of Common Stock outstanding as of the date of the event which requires the filing of this statement.

(a) The Reporting Person beneficially owns 4,819,404 shares of Common Stock, or approximately 25.3% of the Common Stock outstanding.

CUSIP No. 15708Q105

(b) The Reporting Person may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by the Polaris Funds. The Reporting Person disclaims beneficial ownership of all securities other than those he owns directly, or by virtue of his indirect pro rata interest, as a holder of an assignee interest of PVM IV and PVM V, in the securities owned by the Polaris Funds.

(c) Except as described in this statement, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 15708Q105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2014

ALAN CRANE

By:	/s/ Alan Crane
Alan Crane